November 10, 2014

VIA EDGAR

US Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mary Cole

Re:	Newtek Business Services Corp.
Registration Statement on Form N-2
File No. 333-191499

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Newtek Business Services Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Standard Time, on November 12, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 360 copies of the Preliminary Prospectus dated November 3, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JMP Securities
As Representative

By:	/s/ Egidio (Gil) Mogavero
	Name:	Egidio (Gil) Mogavero
	Title:	Managing Director, CCO